                                                  Issuer Free Writing Prospectus
                     Filed Pursuant to Rule 433 under the Securities Act of 1933
                        Registration Statement Nos. 333-132370 and 333-132370-01




OFFERING SUMMARY
(RELATED TO THE PRICING SUPPLEMENT, NO. 2006-MTNDD002,
DATED MAY 24, 2006)

                             CITIGROUP FUNDING INC.
                    PAYMENTS DUE FROM CITIGROUP FUNDING INC.
                     FULLY AND UNCONDITIONALLY GUARANTEED BY
                                 CITIGROUP INC.
                           MEDIUM-TERM NOTES, SERIES D

STOCK MARKET UPTURN NOTES (SM)
BASED UPON THE
NIKKEI 225 STOCK AVERAGE (SM)

DUE: AUGUST 29, 2007

CITIGROUP FUNDING INC., THE ISSUER, AND CITIGROUP INC., THE GUARANTOR, HAVE FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS AND RELATED PROSPECTUS SUPPLEMENT) WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS AND RELATED PROSPECTUS SUPPLEMENT IN THAT REGISTRATION STATEMENT (FILE NO. 333-132370) AND THE OTHER DOCUMENTS CITIGROUP FUNDING AND CITIGROUP HAVE FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT CITIGROUP FUNDING, CITIGROUP AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV. ALTERNATIVELY, YOU CAN REQUEST THE PROSPECTUS AND RELATED PROSPECTUS SUPPLEMENT BY CALLING TOLL-FREE 1-877-858-5407.

Investment Products     Not FDIC Insured     May Lose Value    No Bank Guarantee

MAY 24, 2006

                                                                (CITIGROUP LOGO)

                         STOCK MARKET UPTURN NOTES(SM)
                    BASED UPON THE NIKKEI 225 STOCK AVERAGE
                              DUE AUGUST 29, 2007

This offering summary represents a summary of the terms and conditions of the Stock Market Upturn Notes. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

                             OVERVIEW OF THE NOTES

     The Stock Market Upturn Notes(sm) are equity-linked investments that offer investors leveraged participation in the growth potential of an underlying index up to a maximum total return level. The notes do not pay any periodic interest during their term. Instead, the return on these notes, which could be positive, negative or zero, is paid at maturity and is based on the performance of an equity index. If the performance of the underlying equity index is positive then investors will participate in that performance at a rate greater than 100% (i.e., 300%) until the maximum total return level of the notes is reached. If the performance of the underlying equity index is negative then investors will participate fully in such decline. Thus, THE NOTES ARE NOT PRINCIPAL PROTECTED, which means that if the performance of the underlying equity index is negative, the value of the notes at maturity will be less than the amount of your initial investment and could be zero. In addition, the notes do not offer current income, which means that you will not receive any periodic interest or other payments on the notes prior to maturity. Moreover, you will not receive any dividend payments or other distributions, if any, on the stocks comprising the underlying equity index.

     The notes may be an attractive investment for traditional equity investors, including, among others:

     - Investors possessing a moderate growth view on the underlying equity index who are looking for leveraged upside exposure to such index, subject to a maximum total return, and who can withstand the risk of losing the principal amount of their investment.

     - Investors who seek to add an equity index-linked investment to further diversify their portfolio.

     - Current or prospective holders of exchange-traded funds and index funds benchmarked to the underlying index.

     The notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding's parent company. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of the principal amount of your investment in the notes is not guaranteed.

     HOW THE UPTURN NOTES BASED UPON THE NIKKEI 225 STOCK AVERAGE(SM) WORK

     The Stock Market Upturn Notes(sm) Based Upon the Nikkei 225 Stock Average due August 29, 2007, or the Notes, are equity-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately 15 months. At maturity, you will receive an amount in cash equal to your initial investment plus an Index Return Amount, which may be positive, zero or negative. Because the Index Return Amount may be negative, the amount you receive at maturity of the Notes could be less than the amount of your initial investment and could be zero. The Index Return Amount depends on the Index Return, the percentage increase or decrease in the Ending Value of the Nikkei 225 Stock Average from the Starting Value. The Index Return will be capped at 10%. If the Ending Value is less than the Starting Value, the payment you receive at maturity will be directly linked to the percentage decrease in the Ending Value from the Starting Value, in which case you will receive less than the amount of your initial investment in the Notes. If the Ending Value is equal to the Starting Value, at maturity you will receive the amount of your initial investment. If the Ending Value is greater than the Starting Value, the payment you receive at maturity will be based on the Index Return, subject to a maximum level of 10%, and an Upside Participation Rate of 300% (or a maximum total return level of 30%), in which case you will receive more than the amount of your initial investment in the Notes.

     Capitalized terms used in this summary are defined in "Final Terms" on the following page.

                                  FINAL TERMS

     ISSUER:                         Citigroup Funding Inc.
    ------------------------------------------------------------------------------------------------------------------------
     GUARANTEE:                      Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding's parent
                                     company; however, because the Notes are not principal
                                     protected, you may receive a payment at maturity with a
                                     value less than the amount you initially invest
    ------------------------------------------------------------------------------------------------------------------------
     RATING OF THE ISSUER'S          Aa1/AA- (Moody's/S&P) based upon the Citigroup guarantee of
     OBLIGATIONS:                    any payments due on the Notes
    ------------------------------------------------------------------------------------------------------------------------
     PRINCIPAL PROTECTION:           None
    ------------------------------------------------------------------------------------------------------------------------
     SECURITY:                       Stock Market Upturn Notes(sm) Based Upon the Nikkei 225
                                     Stock Average(sm)
    ------------------------------------------------------------------------------------------------------------------------
     PRICING DATE:                   May 24, 2006
    ------------------------------------------------------------------------------------------------------------------------
     ISSUE DATE:                     May 30, 2006
    ------------------------------------------------------------------------------------------------------------------------
     VALUATION DATE:                 August 24, 2007
    ------------------------------------------------------------------------------------------------------------------------
     MATURITY DATE:                  August 29, 2007
    ------------------------------------------------------------------------------------------------------------------------
     UNDERLYING INDEX:               Nikkei 225 Stock Average
    ------------------------------------------------------------------------------------------------------------------------
     ISSUE PRICE:                    $10.00 per Note
    ------------------------------------------------------------------------------------------------------------------------
     COUPON:                         None
    ------------------------------------------------------------------------------------------------------------------------
     PAYMENT AT MATURITY:            For each $10.00 Note, $10.00 plus an Index Return Amount,
                                     which may be positive, zero or negative
    ------------------------------------------------------------------------------------------------------------------------
     INDEX RETURN AMOUNT:            - If the Index Return is positive, $10 * Upside
                                       Participation Rate * Index Return
                                     - If the Index Return is zero, $0
                                     - If the Index Return is negative, $10 * Index Return
    ------------------------------------------------------------------------------------------------------------------------
     INDEX RETURN:                   Will equal the following fraction, expressed as a
                                     percentage:
                                     Ending Value - Starting Value
                                     ------------------
                                     Starting Value
                                     provided that the Index Return cannot be greater than a
                                     maximum level of 10%
    ------------------------------------------------------------------------------------------------------------------------
     STARTING VALUE:                 15907.20
    ------------------------------------------------------------------------------------------------------------------------
     ENDING VALUE:                   The closing value of the Underlying Index on the Valuation
                                     Date
    ------------------------------------------------------------------------------------------------------------------------
     UPSIDE PARTICIPATION RATE:      300%
    ------------------------------------------------------------------------------------------------------------------------
     LISTING:                        The Notes have been approved for listing on the American
                                     Stock Exchange under the symbol "SZN," subject to official notice of issuance
    ------------------------------------------------------------------------------------------------------------------------
     CALCULATION AGENT:              Citigroup Global Markets Inc.
    ------------------------------------------------------------------------------------------------------------------------
     AGENT'S DISCOUNT:               1.5%
    ------------------------------------------------------------------------------------------------------------------------

                             BENEFITS OF THE NOTES

- GROWTH POTENTIAL. The Notes provide investors with the possibility of leveraged capital appreciation. Investors may capture up to approximately three times the upside return on the Underlying Index subject to a maximum total return of 30% over the term of the Notes.

- DIVERSIFICATION. The Notes may provide a degree of diversification within the large capitalization portion of an investor's portfolio through exposure to the Underlying Index.

                         KEY RISK FACTORS FOR THE NOTES

An investment in the Notes involves significant risks. While some of these risks are summarized below, please review the "Risk Factors Relating to the Notes" section of the pricing supplement related to this offering for a full description of risks.

- POTENTIAL FOR LOSS. The maturity payment on the Notes will depend on the value of the Underlying Index on the Valuation Date. If the value of the Underlying Index on the Valuation Date is below the Starting Value, the maturity payment you receive will be less than the amount of your initial investment and could be zero, even if the value of the Underlying Index exceeded the Starting Value at one or more times over the term of the Notes.

- APPRECIATION MAY BE LIMITED. While the Notes provide you with an opportunity to participate in the potential appreciation of the Underlying Index on a leveraged basis, the maximum return on the Notes will be capped even though you will be subject to the full risk of a decline in the value of the Underlying Index. If the Ending Value of the Underlying Index exceeds the Starting Value by an amount greater than the potential maximum return on the Notes, the return on the Notes will be less than the return on an investment in the stocks comprising the Underlying Index or a similar security that was directly linked to the Underlying Index but was not subject to an appreciation cap. (See the examples under "Hypothetical Maturity Payments" below).

- NO PERIODIC PAYMENTS. You will not receive any periodic payments of interest or any other periodic payments on the Notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks comprising the Underlying Index.

- POTENTIAL FOR A LOWER COMPARABLE YIELD. The Notes do not pay any interest. As a result, if the Ending Value of the Underlying Index does not increase sufficiently from its Starting Value, taking into account the Upside Participation Rate, the effective yield on the Notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

- SECONDARY MARKET MAY NOT BE LIQUID. Citigroup Funding will apply to list the Notes on the American Stock Exchange, but any secondary market that does develop may not be liquid and may not continue for the term of the Notes. Although Citigroup Global Markets intends to make a market in the Notes, it is not obligated to do so.

- RESALE VALUE OF THE NOTES MAY BE LOWER THAN YOUR INITIAL INVESTMENT. Due to, among other things, changes in the prices of and dividend yields on the stock comprising the Underlying Index, interest rates, the earnings performance of the issuers of the stocks comprising the Underlying Index, other economic conditions and Citigroup Funding and Citigroup's perceived creditworthiness, the Notes may trade at prices below their initial issue price of $10 per Note. You could receive substantially less than the amount of your initial investment if you sell your Notes prior to maturity.

- CITIGROUP CREDIT RISK. The Notes are subject to the credit risk of Citigroup, Citigroup Funding's parent company and the guarantor of any payments due on the Notes.

- FEES AND CONFLICTS. Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the stocks comprising the Underlying Index or other instruments, such as options, swaps or futures, based upon the Underlying Index by one or more of its affiliates. Each of Citigroup Funding's or its affiliates' hedging activities and Citigroup Global Markets' role as the Calculation Agent for the Notes may result in a conflict of interest.

                        THE NIKKEI 225 STOCK AVERAGE(SM)

    GENERAL. Unless otherwise stated, all information herein relating to the Nikkei 225 Stock Average has been derived from the Stock Market Indices Data Bank published by Nihon Keizai Shimbun, Inc. ("NKS") and other publicly available sources. Such information reflects the policies of NKS as of August 31, 1998, as stated in such sources. Such policies are subject to change at the discretion of NKS. NKS is under no obligation to continue to publish, and may discontinue or suspend the publication of, the Nikkei 225 Stock Average at any time. We do not assume any responsibility for the accuracy or completeness of such information.

    The Nikkei 225 Stock Average is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Stock Average is currently based on 225 highly capitalized component stocks trading on the TSE representing a broad cross-section of Japanese industries. All 225 component stocks are stocks listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE.

    The following graph illustrates the historical performance of the Nikkei 225 Stock Average based on the closing values thereof at the end of each year from December 1970 through December 2005. Past movements of the Nikkei 225 Stock Average are not necessarily indicative of future Nikkei 225 Stock Average values.

                                 (NIKKEI GRAPH)

    The closing value of the Nikkei 225 Stock Average on May 24, 2006 was 15907.20. Monthly historical closing values for the Nikkei 225 Stock Average and additional information on the Nikkei 225 Stock Average, including its makeup, method of calculation and changes in its components, are included in the pricing supplement related to this offering under "Description of the Nikkei 225 Stock Average."

    LICENSE AGREEMENT. The Nikkei 225 Stock Average is the intellectual property of NKS. "Nikkei," "Nikkei Stock Average," "Nikkei Average" and "Nikkei 225" are the service marks of NKS. NKS reserves all the rights, including copyright, to the Nikkei 225 Stock Average.

    NKS has entered into a license agreement providing Citigroup Funding a license, in exchange for a fee, of certain trade and service marks with respect to indices owned and published by NKS in connection with the issuance of the Notes. The use of and reference to the Nikkei 225 Stock Average in connection with the Notes have been consented to by NKS, the publisher of the Nikkei 225 Stock Average.

    NKS gives no assurance regarding any modification or change in any methodology used in calculating the Nikkei 225 Stock Average and is under no obligation to continue the calculation and dissemination of the Nikkei 225 Stock Average. The Notes are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this free writing prospectus that NKS makes any representation or warranty, implied or express, to Citigroup Funding, the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Nikkei 225 Stock Average to track general stock market performance. NKS has no obligation to take the needs of Citigroup Funding or the holders of the Notes into consideration in determining, composing or calculating the Nikkei 225 Stock Average. NKS is not responsible for, and has not participated in the determination of, the timing of, prices for, or quantities of, the Notes to be issued or any other amount payable with respect to the Notes is set. NKS has no obligation or liability in connection with the administration, marketing or trading of the Notes.

    NKS disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Nikkei 225 Stock Average or the manner in which such index is applied in determining the Interest Distribution Amount or any other amount payable in respect of the Notes.

    All disclosures contained in this free writing prospectus regarding the Nikkei 225 Stock Average, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by NKS. None of Citigroup Funding, Citigroup, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

                         HYPOTHETICAL MATURITY PAYMENTS

    Because the return on the Notes is dependent on the Ending Value of the Underlying Index, and because the Ending Value of the Underlying Index could be a number of different values, it is not possible to present a chart or table illustrating a complete range of possible payments at maturity.

    The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different Ending Values on the amount payable on the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

    - Issue Price: $10.00 per Note

    - Maximum Index Return: 10%

    - Starting Value: 17250
    - Upside Participation Rate: 300%

    - Annualized dividend yield of the Underlying Index: 0.83%

    - Maturity: 15 months


                          TOTAL RETURN      TOTAL RETURN
ENDING                       ON THE            ON THE      INDEX RETURN   MATURITY PAYMENT
VALUE    INDEX RETURN   UNDERLYING INDEX*      NOTES          AMOUNT          PER NOTE
    0      -100.00%          -98.96%          -100.00%       -$10.00            $0.00
 8625       -50.00%          -48.96%           -50.00%        -$5.00            $5.00
12938       -25.00%          -23.96%           -25.00%        -$2.50            $7.50
13369       -22.50%          -21.46%           -22.50%        -$2.25            $7.75
13800       -20.00%          -18.96%           -20.00%        -$2.00            $8.00
14231       -17.50%          -16.46%           -17.50%        -$1.75            $8.25
14663       -15.00%          -13.96%           -15.00%        -$1.50            $8.50
15094       -12.50%          -11.46%           -12.50%        -$1.25            $8.75
15525       -10.00%           -8.96%           -10.00%        -$1.00            $9.00
15956        -7.50%           -6.46%            -7.50%        -$0.75            $9.25
16388        -5.00%           -3.96%            -5.00%        -$0.50            $9.50
16819        -2.50%           -1.46%            -2.50%        -$0.25            $9.75
17250         0.00%            1.04%             0.00%         $0.00           $10.00
17681         2.50%            3.54%             7.50%         $0.75           $10.75
18113         5.00%            6.04%            15.00%         $1.50           $11.50
18544         7.50%            8.54%            22.50%         $2.25           $12.25
18975        10.00%           11.04%            30.00%         $3.00           $13.00
19406        12.50%           13.54%            30.00%         $3.00           $13.00
19838        15.00%           16.04%            30.00%         $3.00           $13.00
20269        17.50%           18.54%            30.00%         $3.00           $13.00
20700        20.00%           21.04%            30.00%         $3.00           $13.00
21131        22.50%           23.54%            30.00%         $3.00           $13.00
21563        25.00%           26.04%            30.00%         $3.00           $13.00
21994        27.50%           28.54%            30.00%         $3.00           $13.00
22425        30.00%           31.04%            30.00%         $3.00           $13.00
22856        32.50%           33.54%            30.00%         $3.00           $13.00
23288        35.00%           36.04%            30.00%         $3.00           $13.00

---------------

* Assumes dividend yield on the Underlying Index is compounded annually and is not re-invested.

    The examples above are for purposes of illustration only. The actual Index Return Amount will depend on the actual Starting Value (15907.20), Ending Value, maximum Index Return (10%) and Upside Participation Rate (300%).

                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

    The following summarizes certain federal income tax considerations for U.S. investors that are initial holders of the Notes and that hold the Notes as capital assets.

    For U.S. federal income tax purposes, the Notes generally should be treated as a cash-settled capped variable forward contract on the value of the Underlying Index at maturity, under which an amount equal to the purchase price of the Notes is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder's payment obligation under the forward contract. Thus a holder's tax basis in the Notes generally should equal the holder's cost for the Notes, and gain or loss realized upon a sale or maturity of the Notes should be long-term capital gain or loss if the Notes have been held for more than one year at the time of disposition.

    No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. Accordingly, a prospective investor (including a tax-exempt investor) in the Notes should consult his or her tax advisor in determining the tax consequences of an investment in the Notes.

    In the case of a holder of a Note that is not a U.S. person the payments made with respect to the Notes will not be subject to U.S. withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form). Any capital gain realized upon the sale or other disposition of the Notes should not be subject to U.S. federal income tax if:

    1. such gain is not effectively connected with a U.S. trade or business of such holder, and

    2. in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

    You should refer to the pricing supplement related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

                     ERISA AND IRA PURCHASE CONSIDERATIONS

    Employee benefit plans that are subject to ERISA, entities the assets of which are deemed to constitute assets of such plans, and government or other plans subject to laws substantially similar to ERISA are NOT permitted to purchase the Notes.

    Individual retirement accounts, individual retirement annuities and Keogh Plans will be permitted to purchase or hold the Notes as long as (1) no Citigroup Global Markets affiliate or employee manages the account or provides advice to the account that serves as a primary basis for the account's decision to purchase or hold the Notes, (2) if the account is owned by a Citigroup Global Markets employee, the employee does not receive any compensation as an employee (such as, for example, an addition to bonus) based on the purchase of Notes by his/her account and (3) any SEP, Simple or Keogh Plans that purchase Notes cover only owners and not employees.

                           ADDITIONAL CONSIDERATIONS

    If no closing value of the Nikkei 225 Stock Average is available on the Valuation Date, the Calculation Agent may determine the Ending Value in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. In addition, if the Nikkei 225 Stock Average is discontinued, the Calculation Agent may determine the Ending Value by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the Nikkei 225 Stock Average prior to any such discontinuance. You should refer to the sections "Description of the Notes--Index Return Amount" and "--Discontinuance of the Nikkei 225 Stock Average" in the preliminary pricing supplement related to this offering for more information.

    Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

    Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

    "Nikkei," "Nikkei Stock Average," "Nikkei Average" and "Nikkei 225" are the service marks of Nihon Keizai Shimbun, Inc. The Nikkei 225 Stock Average is the intellectual property of Nihon Keizai Shimbun, Inc. and Nihon Keizai Shimbun, Inc. reserves all the rights, including copyright, to the Nikkei 225 Stock Average. These service marks have been licensed for use for certain purposes by Citigroup Funding Inc. The notes are not issued, sponsored, endorsed, sold or prompted by Nihon Keizai Shimbun, Inc. Nihon Keizai Shimbun, Inc. makes no warranties and bears no liability with respect to the notes.

Stock Market Upturn Notes (sm) is a service mark of Citigroup Global Markets
Inc.

(C) 2006 Citigroup Global Markets Inc. Member SIPC. CITIGROUP and the Umbrella Device are trademarks and service marks of Citigroup Inc. and its affiliates and are used and registered throughout the world.

                            www.des.citigroupcib.com